SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end: December 31, 2005

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 333-30528

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sigma-Aldrich 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Table of Contents and Definitions

Definitions:

Plan	–	Sigma-Aldrich Corporation 401(k) Retirement Savings Plan
Trustee	–	Fidelity Management Trust Company
ERISA	–	Employee Retirement Income Security Act of 1974
Company	–	Sigma-Aldrich Corporation
Plan Administrator	–	Sigma-Aldrich Corporation
IRC	–	Internal Revenue Code

Report of Independent Registered Public Accounting Firm

To the Plan Sponsor

Sigma-Aldrich Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 6, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The 2005 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

Brown Smith Wallace LLC

June 19, 2006

KPMG LLP Suite 900 10 South Broadway St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Trustee

Sigma-Aldrich Corporation

401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004, the related statement of changes in net assets available for plan benefits for the year then ended and the supplemental schedule referred to below. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for plan benefits as of December 31, 2004, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

St. Louis, Missouri

June 6, 2005

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments	$213,941,282	181,524,861
Loans to participants	5,055,717	4,638,684

Total assets	218,996,999	186,163,545
Liabilities:
Excess contributions payable to participants	(5,697)	(1,856)

Net assets available for benefits	$218,991,302	186,161,689

See accompanying notes to financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Additions to net assets attributed to:
Contributions:
Employee contributions	$13,883,023	11,635,451
Employer contributions	7,124,636	6,082,357
Rollovers	1,246,154	1,437,551

Total contributions	22,253,813	19,155,359

Dividends	9,894,210	3,468,947
Interest	789,459	414,320
Net appreciation in fair value of investments	1,403,799	9,732,561

Total gain from investments	12,087,468	13,615,828
Receipt of plan assets due to merger	7,859,356	0

Total additions	42,200,637	32,771,187

Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	(9,342,766)	(10,465,127)
Administrative expenses	(28,258)	(26,955)

Total deductions	(9,371,024)	(10,492,082)

Increase in net assets available for benefits	32,829,613	22,279,105
Net assets available for benefits, beginning of year	186,161,689	163,882,584

Net assets available for benefits, end of year	$218,991,302	186,161,689

See accompanying notes to financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering eligible employees of the Company and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under ERISA. In 2004, the Plan was amended to allow for participation of eligible employees of Tetrionics, Inc., which was acquired by the Plan Sponsor in 2004.

(b)	Vesting

Participants are always fully vested in participant contributions. The Company’s matching contribution for participants becomes vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3 or more	100%

(c)	Contributions

Employees not considered highly compensated may contribute 1% – 75% of eligible earnings, not to exceed the IRS dollar limitation. Employees that are highly compensated (defined as employees receiving compensation greater than $90,000) may contribute 1% – 15% of their eligible earnings, not to exceed the IRS dollar limitation. The Company contributes a match that equals 60% of the first 6% of the deferral percentage times the participant’s compensation. Catch-up contributions are not eligible for matching. The Company also makes a fixed contribution of $150 per full-time participant and $75 per part-time participant each quarter.

In 2004, the Plan was amended to state that any employee hired after August 1, 2004 shall be deemed to have elected to make a salary deferral of 6% of compensation effective on the date which the employee is first eligible to participate in the Plan, unless the employee files a written election before this date.

(d)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined periodically by the retirement savings committee. Principal and interest payments are made by participants through payroll deductions.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(e)	Payment of Benefits

Participants are entitled to receive the vested balance of their accounts upon retirement or termination of employment. A hardship withdrawal, if approved, cannot exceed the amount required to meet the immediate need created by the hardship and must not be reasonably available from other means.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefit payments, which are recorded when paid.

(b)	Use of Estimates

The preparation of the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments are recorded at fair market values, as determined by the Trustee, using available current market information.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in risks in the near term could materially affect the amounts reported in the accompanying financial statements.

The mutual funds are managed by the Trustee in accordance with the various fund objectives. The Plan documents or fund prospectus describe the risk/return relationships of each specific investment option.

(d)	Administrative Expenses

Costs of administering the Plan are paid by the Company and are not reimbursed by the Plan.

(e)	Forfeitures

Forfeitures of $288,024 and $238,073 in 2005 and 2004, respectively, were used to reduce Company contributions.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments, and changes therein, of this trust fund have been reported to the Plan by the Trustee.

(4)	Tax Status

The Internal Revenue Service issued a favorable determination letter dated July 30, 2004 stating that the Plan is tax exempt under Section 401 of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Plan Termination

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

(6)	Investments

The following table presents the fair value of investments which represent greater than 5% of the Plan’s net assets:

	December 31
	2005	2004
Fidelity Growth and Income Fund	$49,307,182	46,789,826
Fidelity Blue Chip Growth Fund	41,372,309	40,225,173
Fidelity Retirement Money Market Fund	18,643,092	17,863,385
Fidelity Balanced Fund	24,320,385	20,761,155
Fidelity Intermediate Bond Fund	12,680,912	11,986,389
Fidelity Diversified International Fund	12,912,227	Less than 5%

During 2005 and 2004, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,403,799 and $9,732,561, respectively, as follows:

	2005	2004
Mutual funds	$858,873	9,253,803
Sigma-Aldrich Company Stock Fund	544,926	478,758

	$1,403,799	9,732,561

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

As of December 31, 2005 and 2004, investments include 131,395 shares and 111,024 shares of Sigma-Aldrich Corporation common stock, respectively, having an aggregate fair value of $8,315,990 and $6,712,511 respectively.

(7)	Plan Merger

On May 31, 2005, CSL US, Inc 401(k) Plan account was merged into the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan. The transferred net assets have been recognized in the accounts of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of May 31, 2005, at their balances as previously carried in the accounts of the CSL US, Inc. 401(k) Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits subsequent to May 31, 2005.

Schedule I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

Market value
Mutual funds:
*Fidelity Retirement Money Market Fund	$18,643,092
*Fidelity Intermediate Bond Fund	12,680,912
*Fidelity Balanced Fund	24,320,385
*Fidelity Growth and Income Fund	49,307,182
*Fidelity Blue Chip Growth Fund	41,372,309
*Fidelity Low Price Stock Fund	6,254,643
*Fidelity Diversified International Fund	12,912,227
*Fidelity Freedom Income Fund	837,216
*Fidelity Freedom 2000 Fund	1,074,757
*Fidelity Freedom 2005 Fund	625,263
*Fidelity Freedom 2010 Fund	3,309,337
*Fidelity Freedom 2015 Fund	1,481,639
*Fidelity Freedom 2020 Fund	4,631,827
*Fidelity Freedom 2025 Fund	956,658
*Fidelity Freedom 2030 Fund	6,916,686
*Fidelity Freedom 2035 Fund	1,098,540
*Fidelity Freedom 2040 Fund	1,808,834
*Spartan U.S. Equity Index Fund	5,478,305
*Fidelity Sm-Cap Stock Fund	3,776,164
*Fidelity Mid-Cap Stock Fund	7,621,855
*Sigma-Aldrich Company Stock Fund	8,833,450
Loans (range of interest rates 4.5% – 10.5%)	5,055,717

$218,996,999

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Larry D. Roeder
Larry D. Roeder, Director of Benefits

June 28, 2006

EXHIBIT INDEX

Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace LLC

23.2	Consent of Independent Registered Public Accounting Firm – KPMG LLP